

February 11, 2013

Via Facsimile
Mr. Forbes I.J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716

> Re: **Jabil Circuit, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2012**
> **Filed October 25, 2012**
> **File No. 001-14063**

Dear Mr. Alexander:

We have reviewed your letter dated January 17, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 7, 2013.

Form 10-K for the Fiscal Year Ended August 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 4 – Income Taxes

a. Provision for Income Taxes, page 71

1.   We note your response to prior comment 2 and it remains unclear to us why you believe that additional disclosure was not warranted. In this regard, we note that the impact of the changes in your valuation allowance were quantitatively material to your income tax expense and your net income. Please confirm that in future filings you will disclose material changes to income tax expense. See Section III.B.3 of SEC Release 33-8350.

2.   We note your response to prior comment 2 also indicates that valuation allowance additions/reductions to other accounts included "balance sheet reclasses related to ASC 740-10 reserves." Please provide additional detail regarding the nature of these balance sheet reclasses.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                Sincerely,

                                /s/ Patrick Gilmore

                                Patrick Gilmore
                                Accounting Branch Chief